Afya Limited

Consolidated financial statements

as of December 31, 2024 and 2023 and

for the years ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Afya Limited (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Business combination
Description of the Matter

As described in Note 4 to the consolidated financial statements, the Company, through its wholly owned subsidiary Afya Participações S.A., completed the acquisition of Unidom Participações S.A. (“Unidom”) on July 1, 2024, for a total aggregated purchase consideration of R$620,762 thousand, which included contingent consideration liability of R$279,989 thousand. Such transaction was accounted for as a business combination, in accordance with the requirements of IFRS 3 Business Combinations, and the Company applied the acquisition method of accounting, which included measure the consideration transferred fair value at acquisition date and estimating the fair value of assets acquired and liabilities assumed for the acquisition, including acquired intangible assets.

Auditing the Company's accounting for such acquisition was complex due the significant estimation uncertainty in the Company´s measurement of consideration transferred which includes a contingent consideration liability of R$279,989 thousand, conditioned upon the maintenance of the authorization of the 175 operating medical school seats and in the Company’s determination of the fair value of identified intangible assets of R$462,042 thousand, which principally consisted of licenses and customer relationships. The significant estimation uncertainties were primarily due to the assessment of the contingent consideration and sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The significant assumption used by Company to estimate the contingent consideration include the probability of success of maintenance of the authorization of the 175 operating medical school seats. The Company used discounted cash flow models to measure licenses and customer relationships. The significant assumptions used to estimate the value of these intangible assets included discount rates and certain assumptions that form the basis of the forecasted results, such as revenue growth rates and projected operating profit margins. These significant assumptions are forward looking and could be affected by future economic events and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over its accounting for the business combination, including controls over the recognition and measurement of contingent consideration liability, licenses and customer relationships intangible assets. For example, we tested controls over management's evaluation of underlying assumptions in the valuation models applied, and we also tested management's controls over the data used in the valuation models.

To test the estimated fair value of the contingent consideration liability, licenses and customer relationships, we performed audit procedures that included, among others, evaluating the valuation methodology and the significant assumptions used by the Company’s independent valuation specialist; obtaining the reports prepared by the Company´s independent valuation specialist; testing the completeness and accuracy of underlying data and inputs used in the estimation of fair value of contingent consideration liability and intangible assets acquired; involving our professionals with specialized skill and knowledge to assist with our evaluation of management’s assessment regarding the probability of success of the authorization of the 175 operating medical school seats considering the court proceedings; involving our valuation specialists to assist with our evaluation of the methodology and significant assumptions used by the Company’s independent valuation specialist. For example, we compared the significant assumptions used by the Company’s independent valuation specialist to the ones used in relation to past acquisitions and available third-party industry information. Specifically, when assessing the significant assumptions, we focused on discount rates, revenue growth rates and projected operating profit margins.

We also assessed the Company’s disclosures in Note 4 to the consolidated financial statements.

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda.

We have served as the Company's auditor since 2016.

Belo Horizonte, Brazil

March 13, 2025

Afya Limited

Consolidated statements of financial position

As of December 31, 2024 and 2023

(In thousands of Brazilian reais)

	Notes	2024	2023
Assets
Current assets
Cash and cash equivalents	5	911,015	553,030
Trade receivables	6	595,898	546,438
Recoverable taxes		25,726	43,751
Other assets	8	57,145	60,287
Total current assets		1,589,784	1,203,506

Non-current assets
Trade receivables	6	35,948	39,485
Other assets	8	115,875	117,346
Investment in associate	9	54,442	51,834
Property and equipment	10	658,482	608,685
Right-of-use assets	12.2.2	842,219	767,609
Intangible assets	11	5,532,789	4,796,016
Total non-current assets		7,239,755	6,380,975
Total assets		8,829,539	7,584,481

Liabilities
Current liabilities
Trade payables		128,080	108,222
Loans and financing	12.2.1	363,554	179,252
Lease liabilities	12.2.2	45,580	36,898
Accounts payable to selling shareholders	12.2.3	185,318	353,998
Advances from customers		161,048	153,485
Labor and social obligations		208,076	192,294
Taxes payable		33,456	27,765
Income taxes payable		4,247	3,880
Other liabilities		10,836	2,773
Total current liabilities		1,140,195	1,058,567

Non-current liabilities
Loans and financing	12.2.1	1,831,607	1,621,523
Lease liabilities	12.2.2	932,756	837,671
Accounts payable to selling shareholders	12.2.3	345,454	212,869
Taxes payable		112,681	88,198
Provision for legal proceedings	21	113,521	104,361
Other liabilities		42,742	18,280
Total non-current liabilities		3,378,761	2,882,902
Total liabilities		4,518,956	3,941,469

Equity	15
Share capital		17	17
Additional paid-in capital		2,344,521	2,365,200
Treasury shares		(273,955)	(299,150)
Share-based compensation reserve		187,497	155,073
Retained earnings		2,011,875	1,380,365
Equity attributable to equity holders of the parent		4,269,955	3,601,505
Non-controlling interests		40,628	41,507
Total equity		4,310,583	3,643,012

Total liabilities and equity		8,829,539	7,584,481

The accompanying notes are an integral part of the consolidated financial statements.

F-4

Afya Limited

Consolidated statements of income and comprehensive income

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Brazilian reais, except for earnings per share information)

	Notes	2024	2023	2022

Revenue	17	3,304,329	2,875,913	2,329,057
Cost of services	18	(1,215,603)	(1,109,813)	(859,552)
Gross profit		2,088,726	1,766,100	1,469,505

Selling, general and administrative expenses	18	(1,069,321)	(1,014,684)	(798,153)
Other income (expenses), net		(7,292)	15,645	(7,252)

Operating income		1,012,113	767,061	664,100

Finance income	19	111,283	110,642	102,042
Finance expenses	19	(458,742)	(457,616)	(349,893)
Net finance result		(347,459)	(346,974)	(247,851)

Share of income of associate	9	11,737	9,495	12,184

Income before income taxes		676,391	429,582	428,433

Income taxes expenses	20	(27,471)	(24,166)	(35,677)

Net income		648,920	405,416	392,756

Other comprehensive income		-	-	-
Total comprehensive income		648,920	405,416	392,756

Income attributable to:
Equity holders of the parent		631,510	386,324	373,569
Non-controlling interests		17,410	19,092	19,187
		648,920	405,416	392,756

Basic earnings per common share	16	7.01	4.30	4.14
Diluted earnings per common share	16	6.93	4.27	4.12

The accompanying notes are an integral part of the consolidated financial statements.

F-5

Afya Limited

Consolidated statements of changes in equity

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Brazilian reais)

		Equity attributable to equity holders of the parent
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2022		17	2,375,344	(152,630)	94,101	631,317	2,948,149	51,869	3,000,018
Net income		-	-	-	-	373,569	373,569	19,187	392,756
Total comprehensive income		-	-	-	-	373,569	373,569	19,187	392,756
Treasury shares	15	-	-	(152,317)	-	-	(152,317)	-	(152,317)
Share-based compensation	18	-	-	-	29,437	-	29,437	-	29,437
Dividends declared	15	-	-	-	-	-	-	(19,736)	(19,736)
Balances at December 31, 2022		17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158

Net income		-	-	-	-	386,324	386,324	19,092	405,416
Total comprehensive income		-	-	-	-	386,324	386,324	19,092	405,416
Treasury shares	15	-	-	(12,369)	-	-	(12,369)	-	(12,369)
Share-based compensation	18	-	-	-	31,535	-	31,535	-	31,535
Acquisition of non-controlling interests		-	-	-	-	(10,845)	(10,845)	(10,155)	(21,000)
Restricted shares transferred under the share-based compensation plan	14	-	(7,491)	5,722	-	-	(1,769)	-	(1,769)
Treasury shares transferred to executives from exercise of stock options	14	-	(2,653)	12,444	-	-	9,791	-	9,791
Dividends declared	15	-	-	-	-	-	-	(18,750)	(18,750)
Balances at December 31 2023		17	2,365,200	(299,150)	155,073	1,380,365	3,601,505	41,507	3,643,012

Net income		-	-	-	-	631,510	631,510	17,410	648,920
Total comprehensive income		-	-	-	-	631,510	631,510	17,410	648,920
Share-based compensation	18	-	-	-	32,424	-	32,424	-	32,424
Restricted shares transferred under the share-based compensation plan	14	-	(17,672)	12,812	-	-	(4,860)	-	(4,860)
Treasury shares transferred to executives from exercise of stock options	14	-	(3,007)	12,383	-	-	9,376	-	9,376
Dividends declared	15	-	-	-	-	-	-	(18,289)	(18,289)
Balances at December 31, 2024		17	2,344,521	(273,955)	187,497	2,011,875	4,269,955	40,628	4,310,583

The accompanying notes are an integral part of the consolidated financial statements.

F-6

Afya Limited

Consolidated statements of cash flows

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Brazilian reais)

	Notes	2024	2023	2022

Operating activities
Income before income taxes		676,391	429,582	428,433
Adjustments to reconcile income before income taxes
Depreciation and amortization	18	333,341	289,511	206,220
Write-off of property and equipment	10	2,539	1,910	1,697
Write-off of intangible assets	11	244	413	25
Allowance for expected credit losses	6, 18	60,894	74,552	42,708
Share-based compensation	18	32,424	31,535	31,274
Net foreign exchange differences		7,027	681	852
Accrued interest	19	254,386	285,447	200,081
Accrued interest on lease liabilities	12.2.2, 12.5, 19	111,966	100,849	88,571
Share of income of associate	9	(11,737)	(9,495)	(12,184)
Provision (reversal) for legal proceedings		5,068	(56,825)	(766)

Changes in assets and liabilities
Trade receivables		(97,449)	(131,336)	(129,165)
Recoverable taxes		18,107	(15,353)	(2,230)
Other assets		11,220	88,427	(1,411)
Trade payables		18,126	24,500	9,975
Taxes payable		(14,798)	3,278	(3,915)
Advances from customers		6,329	(17,892)	8,387
Labor and social obligations		8,414	31,525	21,247
Other liabilities		30,687	(42,542)	(12,811)
		1,453,179	1,088,767	876,988
Income taxes paid		(20,520)	(45,144)	(33,089)
Net cash flows from operating activities		1,432,659	1,043,623	843,899

Investing activities
Acquisition of property and equipment	10	(136,924)	(118,435)	(168,132)
Acquisition of intangibles assets	11	(255,691)	(126,993)	(128,892)
Dividends received	9	7,501	9,900	6,754
Acquisition of non-controlling interest		-	(21,000)	-
Acquisition of subsidiaries, net of cash acquired		(627,568)	(815,005)	(277,649)
Payments of interest from acquisition of subsidiaries and intangibles		(78,931)	(71,518)	(23,550)
Net cash flows used in investing activities		(1,091,613)	(1,143,051)	(591,469)

Financing activities
Payments of principal of loans and financing	12.5	(128,696)	(112,630)	(1,791)
Payments of interest of loans and financing	12.5	(177,192)	(175,889)	(116,587)
Proceeds from loans and financing	12.5	491,593	5,288	496,885
Payments of principal of lease liabilities	12.2.2, 12.5	(41,221)	(31,473)	(28,511)
Payments of interest of lease liabilities	12.2.2, 12.5	(111,605)	(103,911)	(85,001)
Treasury shares	15	-	(12,369)	(152,317)
Proceeds from exercise of stock options		9,376	9,791	-
Dividends paid to non-controlling shareholders	12.5, 15	(18,289)	(18,750)	(19,736)
Net cash flows generated (used) in financing activities		23,966	(439,943)	92,942
Net foreign exchange differences		(7,027)	(681)	(852)
Net increase (decrease) in cash and cash equivalents		357,985	(540,052)	344,520
Cash and cash equivalents at the beginning of the year	5	553,030	1,093,082	748,562
Cash and cash equivalents at the end of the year	5	911,015	553,030	1,093,082

The accompanying notes are an integral part of the consolidated financial statements.

F-7

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”).

The Company is formed by a network of higher education and post-graduate institutions, under the regulations of the Ministry of Education (“MEC”), focused on medical schools located in 19 Brazilian States forming the largest educational group by the number of medical school seats in the country. The Company also provides other educational services that comprise the development and sale of electronically distributed educational courses on medicine science and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (Software as a Service) model and supporting the patient-physician relationship.

On January 24, 2024, MEC authorized the increase of 40 medical school seats of Faculdades Integradas Padrão (“FIP Guanambi”) located in the city of Guanambi, State of Bahia, which resulted in an additional payment of R$49,600 to the former shareholders of FIP Guanambi. With this authorization, the Company reaches 100 medical school seats on this campus. The operation of these medical school seats started in the first quarter of 2024. Such additional seats were accounted for as licenses with indefinite useful life in intangible assets. See Note 11.

On July 12, 2024, MEC authorized the increase of 80 medical school seats of Centro Universitário Tiradentes Alagoas (“UNIMA”), a subsidiary of Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”), located in the city of Maceió, State of Alagoas, which resulted in an additional payment of R$107,627 to the former shareholders of UNIMA. With this authorization, Afya reached 220 medical school seats on this campus. The operation of these medical school seats started in the third quarter of 2024. Such additional seats were accounted for as licenses with indefinite useful life in intangible assets. See Note 11.

Acquisition in 2024

On July 1, 2024, Afya Participações S.A. ("Afya Brazil”), a wholly-owned subsidiary of Afya, acquired Unidom Participações S.A. (“Unidom”). Unidom is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. It encompasses “Unidompedro” and “Faculdade Dom Luiz”, both located in the State of Bahia with operations in the cities of Salvador, Luis Eduardo Magalhães, Barreiras and Ribeira do Pombal. See Note 4.1.

As of December 31, 2024, Afya had 3,593 total medical school seats, including 300 medical school seats from the acquisition of Unidom. Of these, 175 medical school seats are subject to final approval from MEC.

Acquisitions in 2023 and 2022

During the year ended December 31, 2023, Afya Brazil acquired DelRey which is part of the Undergrad segment. The aggregate consideration transferred was R$816,236, of which R$567,196 represents the cash paid net of cash acquired (included in cash flows from investing activities) for such business combination. See Note 4.2.

F-8

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

During the year ended December 31, 2022, Afya Brazil entered into business combination transactions to acquire three entities under the Medical Practice Solutions and Continuing Education segments. The aggregate consideration transferred was R$99,399, of which R$67,381 represents the cash paid net of cash acquired (included in cash flows from investing activities) for such business combinations.

Organization for Economic Co-operation and Development (“OECD”) Pillar Two Law approval

On October 3, 2024, the Brazilian Government issued the Provisional Measure No. 1,262, which establishes the OECD Pillar Two global minimum tax in Brazil effective from January 1, 2025. On December 27, 2024, Law 15,079/2024 was sanctioned formalizing these requirements and making them definitive for the implementation of the new tax regulation in Brazil.

Law 15,079/2024 adapts the Brazilian tax legislation to the OECD’s Global Base Erosion – GloBE Rules, introducing an effective minimum taxation of 15% through an additional Social Contribution on Net Profit (CSLL). Such regulation is applicable to multinational groups within the scope of the OECD’s GloBE rules, which had annual revenues of at least €750 million in the consolidated financial statements of the ultimate parent entity in at least two of the four fiscal years immediately preceding the year under review.

The rules are designed to ensure that the additional CSLL qualifies as a Qualified Domestic Minimum Top-up Tax (QDMTT) under the OECD Inclusive Framework, applying to Brazilian entities a minimum taxation of 15%. This new tax regulation is expected to impact the Company’s effective income tax rate and results of operations.

Although the rules are not applicable for the year ended December 31, 2024, the Company is assessing the potential effects on its consolidated financial statements. While the potential effects on the consolidated financial statements have not yet been quantified, the Company is taking steps to ensure its compliance with the new tax regulation. The Company will continue to monitor the evolution of global tax regulations and adjust its strategies as needed.

2	Material accounting policies

2.1 Basis of preparation

The Company’s consolidated financial statements have been prepared in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (“IASB”) and the basis that it will continue to operate as a going concern.

The consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration that have been measured at fair value.

Afya is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been determined as the Company’s functional currency.

F-9

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These consolidated financial statements were approved by the Board of Directors for issuance on March 12, 2025.

2.2 Basis of consolidation

The table below presents a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Main activities	Location	Investment type	December 31, 2024	December 31, 2023
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	75%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”) (i)	Medical education content	São Paulo - SP	Subsidiary	-	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”) (i)	Graduate	Belo Horizonte - MG	Subsidiary	-	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda. (“PebMed”) (i)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	-	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa - PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda. (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro - RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda. (“Cliquefarma”)	Online platform	São Paulo - SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro - RJ	Subsidiary	100%	100%

F-10

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”) (i)	Outpatient care	Duque de Caxias - RJ	Subsidiary	-	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”) (ii)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	-	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”) (i)	Medical education content	São Paulo - SP	Subsidiary	-	100%
Cardiopapers Soluções Digitais Ltda. (“CardioPapers”) (i)	Medical education content	Recife - PE	Subsidiary	-	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”)	Patient physician relationship	Barueri - SP	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	100%
Unidom Participações S.A. (“Unidom”)	Undergraduate degree programs	Salvador - BA	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

(i)	PebMed was merged with Afya Brazil in April 2024; Medcel, Além da Medicina and CardioPapers were merged with Afya Brazil in August 2024; IPEMED was merged with Afya Brazil in October 2024; Policlínica was merged with Afya Brazil in November 2024.

(ii)	RX PRO LOG had its operations closed down in January 2024.

The financial information of the subsidiaries acquired is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

F-11

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.3 Summary of material accounting policies

This note provides a description of the material accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented.

The accounting policies have been consistently applied to all consolidated companies.

a) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in selling, general and administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of income in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

F-12

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

b) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current and non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•	Held primarily for the purpose of trading;
•	Expected to be realized within twelve months after the reporting period; or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;
•	It is held primarily for the purpose of trading;
•	It is due to be settled within twelve months after the end of the reporting period; or
•	There is no unconditional right at the end of the reporting period to defer the settlement of the liability for at least twelve months after the end of the reporting period.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

c) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

F-13

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or reassessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

d) Financial instruments - initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

F-14

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

i)	Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, are measured at the transaction price as disclosed in ‘Revenue from contracts with customers’.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI (Other Comprehensive Income), it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: financial assets at amortized cost or financial assets at fair value through profit or loss. There are no financial assets designated as fair value through OCI with recycling of cumulative gains and losses (debt instruments) or with no recycling of cumulative gains and losses upon derecognition (equity instruments).

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

F-15

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. This category includes derivative instruments.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statement of financial position) when:

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

F-16

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

• Significant accounting judgments, estimates and assumptions - Note 2.5

• Trade receivables - Note 6

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for credit losses based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)       Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, loans and financing, lease liabilities, advances from customers and accounts payable to selling shareholders.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes, when applicable, derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Gains or losses on liabilities held for trading are recognized in the statement of income.

F-17

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Financial liabilities at amortized cost (Loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses in the statement of income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

e) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, that are held for the purpose of meeting short-term cash commitments and are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

f) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

F-18

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Building	25 years
Machinery and equipment	10 years
Vehicles	5 years
Furniture and fixtures	10 years
IT equipment	5 years
Library books	10 years
Leasehold improvements	5 - 20 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

g) Leases

The Company assesses at contract inception whether an arrangement is, or contains, a lease. That is, if the arrangement conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. The lease term of the contracts for properties range between five and 30 years. Right-of-use assets are subject to impairment. Refer to the accounting policies in ‘Impairment of non-financial assets’.

F-19

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

h) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The estimated useful lives of intangible assets are described in Note 11.

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the expense category that is consistent with the function of the intangible assets.

F-20

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income.

i) Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years, considering the companies activities and maturation period of its graduate and undergraduate courses. A long-term growth rate is calculated and applied to project future cash flows after the last projected year.

For impairment testing, goodwill acquired through business combinations and licenses with indefinite useful lives are allocated to their respective CGUs. The Company defined each of its operating subsidiaries as a CGU, except for the following which combines subsidiaries (i) “Content & Technology for medical education” and (ii) “Practice Management Tools & Electronic Prescription”, where the subsidiaries were combined as one CGU following the business strategic pillars and interdependency of cash flow generation.

Whenever applicable, impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

F-21

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

j) Investments in associates

Investments in associates are initially recognized at consideration transferred and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date. An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The financial statements of the associate is prepared for the same reporting period as the Company. The accounting policies of the associate is aligned with those of the Company.

k) Accounts payable to selling shareholders

These amounts represent liabilities related to the acquisitions made by the Company which are not yet due. Accounts payable to selling shareholders are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method, except for the contingent consideration, which are measured at fair value through profit or loss.

l) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income, net of any reimbursement, when applicable.

F-22

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

m) Dividends

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company.

The distribution in relation to its subsidiaries in Brazil is authorized when it is required to pay a minimum dividend of the net income for the year in accordance with the Brazilian Corporate Law and the Company’s By-Laws or is approved by the shareholders.

In respect to the consolidated statement of changes in equity, the amount corresponding to the non-controlling interest over the dividends declared are recognized directly in equity.

n) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

o) Share-based payments

Certain key executives of the Company receive remuneration in the form of share-based payments, which includes stock options and restricted stock units (“RSUs”), whereby the executives render services as consideration for equity instruments (equity-settled transactions).

The expense of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That expense is recognized in selling, general and administrative expenses, together with a corresponding increase in equity (Share-based compensation reserve), over the period in which the service (the vesting period) and, where applicable, the performance conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not considered when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

F-23

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through the statement of income.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

p) Revenue from contracts with customers

The Company's revenue consists primarily of tuition fees charged for medical courses. The Company also generates revenue from tuition fees for other undergraduate and graduate courses, administrative and application fees, education content (e-books), subscription of medical practice solutions services (including medical content platforms, clinical decision-making application, among other solutions), electronic medical records and marketing for pharmaceutical industry.

Revenue recognition transferred over time

Revenue from tuitions, subscription of medical practice solutions services and electronic medical records are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships and other discounts, refunds and taxes.

Revenues are recognized when services are rendered to the customer and the performance obligation is satisfied.

Revenue recognition transferred at point in time

Revenue from sale of education content, online platforms, administrative and application fees and marketing for pharmaceutical industry are recognized at the point in time when control of the asset or services is transferred to the customer. For education content this is generally on delivery of the goods and for e-books this is generally on the permission to access the digital content is granted. The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the e-books, the Company considers the effects of variable consideration, financing component, non-cash consideration, and consideration payable to the customer to be not significant.

The Company concluded that it is the principal in its revenue arrangements.

The Company assesses collectability on a portfolio basis prior to recording revenue. Generally, in respect to undergraduate programs students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. If a student withdraws from an institution, the Company's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, the refund obligations are reduced over the course of the academic term.

F-24

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to the accounting policies in ‘Financial instruments - initial recognition and subsequent measurement’.

Advances from customers

Advances from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition, digital education content and mobile app subscription for digital medical content received from customers and is recognized separately in current liabilities, when the payment is received. Advances from customers are recognized as revenue when the Company performs all obligations related to the contract, generally over the contract term.

q) Taxes

The Company’s subsidiaries in the undergrad segment joined the PROUNI (Programa Universidade para Todos - University for All Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low-income students, and benefits from the exemption of the following federal taxes:

• Income taxes and social contribution

• PIS and COFINS

The regulation of PROUNI defines that the revenue from traditional and technological graduation activities is exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS is charged at a rate of 1.65% and to COFINS at 7.6%.

Current income taxes

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

F-25

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

• When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;

• In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority by the same taxable entity.

Sales tax

Expenses and assets are recognized net of the amount of sales tax, except:

• When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

• When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

F-26

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

r) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, transfers under the share-based payments, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

2.4 Changes in accounting policies and disclosures

New and amended standards and interpretations

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2024. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendment / standard	Description
Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

The amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use that it retains.

The amendments had no impact on the Company’s consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

• What is meant by the right to defer settlement;

• That a right to defer must exist at the end of the reporting period;

• That classification is unaffected by the likelihood that the entity will exercise its deferral right;

• That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments had no impact on the Company’s consolidated financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The amendments to IAS 7 and IFRS 7 clarify the characteristics of supplier finance arrangements and require additional disclosures of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of suppliers finance arrangements on an entity's liabilities, cash flows, and exposure to liquidity risk.

The amendments had no impact on the Company’s consolidated financial statements.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are presented below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

F-27

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Amendment / standard	Description
Lack of exchangeability – Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), which:

• Clarifies that a financial liability is derecognised on the ‘settlement date’, i.e., when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met

• Clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features

• Clarifies the treatment of non-recourse assets and contractually linked instruments

• Requires additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Annual Improvements to IFRS Accounting Standards - Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards - Volume 11. The following is a summary of the topics subject to amendments from the Annual Improvements to IFRS Accounting Standards - Volume 11:

• IFRS 1 First-time Adoption of International Financial Reporting Standards

• IFRS 7 Financial Instruments: Disclosures: Gain or Loss on Derecognition

• Guidance on implementing IFRS 7 Financial Instruments: Disclosures

• IFRS 9 Financial Instruments

• IFRS 10 Consolidated Financial Statements

• IAS 7 Statement of Cash Flows

These amendments are effective for annual periods beginning on or after January 1, 2026.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Power Purchase Agreements – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7), clarifying the application of the ‘own-use’ requirements; permitting hedge accounting if these contracts are used as hedging instruments; and adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, but will need to be disclosed.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of income into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of management-defined performance measures, subtotals of income and expenses and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027 and must be applied retrospectively. Early adoption is permitted and must be disclosed.

The Company is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the consolidated financial statements.

F-28

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.4.1. Climate related matters

The Company considers climate-related matters in estimates and assumptions, where appropriate. This assessment includes a wide range of possible impacts on the Company due to both physical and transition risks. Even though the Company believes its business model, services and products will still be viable after the transition to a low-carbon economy, climate-related matters increase the uncertainty in estimates and assumptions underpinning several items in the financial statements. Even though climate-related risks might not currently have a significant impact on measurement, the Company is closely monitoring relevant changes and developments, such as new climate-related legislation.

2.5 Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

• Financial instruments risk management objectives and policies - Note 12.4

• Sensitivity analysis - Note 12.4.1

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions when they occur.

Identification and fair-value measurement of assets and liabilities acquired in a business combination

Business combinations are accounted for using the acquisition method. Such method requires recognizing and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The Company, as the acquirer, must classify or designate the identifiable assets and liabilities assumed on the basis of its own contractual terms, economic conditions, operating and accounting policies and other relevant conditions as at the acquisition date. Moreover, the acquisition method required the fair value measurement of contingent consideration liabilities, when applicable, such as the Unidom consideration conditioned upon the maintenance of the authorization of the 175 operating medical school seats. Such assessments require judgments from the Company on the methods used to determine the fair value of the consideration transferred, including contingent consideration, assets acquired and liabilities assumed, including valuation techniques that may require prospective financial information inputs.

F-29

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes.

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 11.

Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Binomial model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 14.

Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

3	Segment information

The Company has three reportable segments as follows:

F-30

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

• Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

• Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

• Medical practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated as a single business.

Business units restructuring

In connection with a restructuring project occurred across the Continuing education and Medical practice solutions segments, the Pillar 1 entities (Medcel, Além da Medicina, CardioPapers and Medical Harbour), which offer residency preparation programs, specialization test preparation and other medical capabilities, were moved into the Continuing education segment. This strategic project integrated all continuing education capabilities into a single structure that will be responsible for services that address physicians education and continuous update needs from the graduation and throughout their careers, while exploring the potential synergies among those operations.

This restructuring project took place in 2024 and represents how the segments are monitored internally. Due to changes in operating segments, the segment information as of December 31, 2023 and for the years ended December 31, 2023 and 2022 has been retroactively adjusted for comparison purposes.

The tables below present assets and liabilities information for the Company’s operating segments as of December 31, 2024 and 2023:

As of December 31, 2024	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	8,393,185	274,318	170,624	8,838,127	(8,588)	8,829,539
Current assets	1,443,566	71,893	82,913	1,598,372	(8,588)	1,589,784
Non-current assets	6,949,619	202,425	87,711	7,239,755	-	7,239,755

Total liabilities and equity	8,393,185	274,318	170,624	8,838,127	(8,588)	8,829,539
Current liabilities	884,705	188,489	75,589	1,148,783	(8,588)	1,140,195
Non-current liabilities	3,279,846	75,619	23,296	3,378,761	-	3,378,761
Equity	4,228,634	10,210	71,739	4,310,583	-	4,310,583

Other disclosures
Investments in associate (i)	54,442	-	-	54,442	-	54,442
Capital expenditures (ii)	301,368	53,162	38,085	392,615	-	392,615
(i)	Investment in UEPC is included in non-current assets in the statement of financial position.
(ii)	Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-31

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2023	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	7,104,154	336,908	154,636	7,595,698	(11,217)	7,584,481
Current assets	1,001,156	155,511	58,056	1,214,723	(11,217)	1,203,506
Non-current assets	6,102,998	181,397	96,580	6,380,975	-	6,380,975

Total liabilities and equity	7,104,154	336,908	154,636	7,595,698	(11,217)	7,584,481
Current liabilities	787,658	221,002	61,124	1,069,784	(11,217)	1,058,567
Non-current liabilities	2,783,855	73,960	25,087	2,882,902	-	2,882,902
Equity	3,532,641	41,946	68,425	3,643,012	-	3,643,012

Other disclosures
Investments in associate (i)	51,834	-	-	51,834	-	51,834
Capital expenditures (ii)	139,361	15,178	63,889	218,428	-	218,428

(i)	Investment in UEPC is included in non-current assets in the statement of financial position.
(ii)	Capital expenditures consider the acquisitions of property and equipment and intangible assets.

The tables below present the statements of income for the Company’s operating segments for the years ended December 31, 2024, 2023 and 2022:

December 31, 2024	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,895,692	251,636	157,001	3,304,329	-	3,304,329
Inter-segment	-	3,802	4,786	8,588	(8,588)	-
Revenue	2,895,692	255,438	161,787	3,312,917	(8,588)	3,304,329
Cost of services	(1,086,081)	(96,180)	(41,930)	(1,224,191)	8,588	(1,215,603)
Gross profit	1,809,611	159,258	119,857	2,088,726	-	2,088,726
SG&A expenses						(1,069,321)
Other expenses, net						(7,292)
Operating income						1,012,113
Finance income						111,283
Finance expenses						(458,742)
Share of income of associate						11,737
Income before income taxes						676,391
Income taxes expenses						(27,471)
Net income						648,920

F-32

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

December 31, 2023	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,511,018	227,181	137,714	2,875,913	-	2,875,913
Inter-segment	-	8,649	2,568	11,217	(11,217)	-
Revenue	2,511,018	235,830	140,282	2,887,130	(11,217)	2,875,913
Cost of services	(997,973)	(91,915)	(31,142)	(1,121,030)	11,217	(1,109,813)
Gross profit	1,513,045	143,915	109,140	1,766,100	-	1,766,100
SG&A expenses						(1,014,684)
Other income, net						15,645
Operating income						767,061
Finance income						110,642
Finance expenses						(457,616)
Share of income of associate						9,495
Income before income taxes						429,582
Income taxes expenses						(24,166)
Net income						405,416

December 31, 2022	Undergrad	Continuing Education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,037,889	178,186	112,982	2,329,057	-	2,329,057
Inter-segment	-	5,158	2,464	7,622	(7,622)	-
Revenue	2,037,889	183,344	115,446	2,336,679	(7,622)	2,329,057
Cost of services	(763,185)	(77,422)	(26,567)	(867,174)	7,622	(859,552)
Gross profit	1,274,704	105,922	88,879	1,469,505	-	1,469,505
SG&A expenses						(798,153)
Other expenses, net						(7,252)
Operating income						664,100
Finance income						102,042
Finance expenses						(349,893)
Share of income of associate						12,184
Income before income taxes						428,433
Income taxes expenses						(35,677)
Net income						392,756

Seasonality of operations

Undergrad tuition revenues are related to the intake process, and monthly tuition fees charged to students and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; and (ii) Medcel’s revenue, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments.

Medical practice solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not have significant fluctuations regarding seasonality.

F-33

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

4.1 Acquisition in 2024 (Unidom)

On July 1, 2024, Afya Brazil acquired 100% of the share capital of Unidom, a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. The fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Unidom
Assets
Cash and cash equivalents	3,272
Trade receivables	9,368
Advances	94
Recoverable taxes	82
Other assets	854
Indemnification assets	7,185
Property and equipment	5,709
Rights-of-use assets	28,989
Intangible assets	462,042
517,595
Liabilities
Trade payables	1,732
Loans and financing	4,377
Labor and social obligations	7,368
Taxes payable	5,254
Other taxes payable (i)	28,274
Advances from customers	1,234
Lease liabilities	28,989
Provision for legal proceedings	7,246
Other liabilities	4,393
88,867
Total identifiable net assets at fair value	428,728
Goodwill arising on acquisition	192,034

Purchase consideration transferred	620,762
Cash paid	340,773
Consideration to be transferred	279,989

Analysis of cash flows on acquisition
Transaction costs of the acquisition (included in cash flows from operating activities)	1,793
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	337,501
Net of cash flow on acquisition	339,294
(i)	Refers to deferred tax liabilities arising from transactions prior to Afya’s acquisition of Unidom.

The acquisition contributed with 300 operational medical school seats to the Undergrad segment. The authorization request for these 300 medical school seats was made to MEC before the Mais Médicos Law was enacted and MEC concluded its analysis and issued Ordinance 630/2020 ("Ordinance") in 2020 to authorize the operation considering 125 medical school seats. In 2021, as a result of a judicial order, MEC reviewed the Ordinance to authorize the 300 medical school seats initially requested by Unidom. Such decision was confirmed by a federal judge in the State of Bahia in 2023. Currently, Unidom has 300 medical school seats authorized, of which 125 are final and 175 are subject to a final conclusion of the aforementioned court proceedings.

F-34

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The total consideration of R$620,762, net of Net Debt, is comprised of: (i) R$340,773 paid in cash on July 1, 2024; and (ii) R$279,989, considering purchase consideration adjustments, payable in up to ten annual installments, adjusted by the interbank deposit certificate ("CDI") rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each of the prior year. The remaining payment balance is accelerated if a final and non-appealable conclusion of the aforementioned court proceedings, within the 10-year payment period, confirms the authorization for the 175 medical school seats. In turn, if, within the same 10-year payment period, a final and non-appealable conclusion of the aforementioned court proceedings does not confirm the authorization for such 175 medical school seats, the remaining payment balance will no longer be due. Based on the current status of aforementioned court proceedings, as well as other court decisions in relation to medical school seats approved by MEC under legal proceedings, Management has assessed that the likelihood of payment of such consideration is probable.

This acquisition was accounted for under IFRS 3 – Business Combinations.

Furthermore, if Unidom wins the bid processes in the Mais Médicos III Program, an additional payment of R$250 per granted seat will be made. Such medical school seats were not approved nor operating as of the date of acquisition. The probability of such payout cannot be reliably estimated and the contingent consideration was not measured at the acquisition date. Should the additional seats be approved, it will result in additional licenses, which will be measured accordingly if and when approved.

Transaction costs to date amount to R$2,755, which R$1,793 were expensed in the year ended December 31, 2024 (R$962 in the year ended December 31, 2023) and are included in selling, general and administrative expenses in the consolidated statement of income.

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

At the acquisition date, the fair value of the trade receivables acquired is substantially the same as its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to the Undergrad segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The fair value measurement of separately identified intangible assets acquired are based on income approach, determined using discounted cash flows, which include significant estimates around revenue growth projections, operating profit margins projections and discount rate. The Company engaged an independent valuation specialist to assist Management to assess the fair value of the assets acquired and liabilities assumed at the date of acquisition. The valuation techniques used were as follows:

F-35

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

From the date of acquisition, Unidom contributed R$63,643 of revenue and R$30,013 to income before income taxes of the Company in the year ended December 31, 2024. If the acquisition had taken place at the beginning of the year, revenue and income before income taxes for the year ended December 31, 2024 would have been R$3,354,571 and R$697,449, respectively.

4.2 Acquisition in 2023 (DelRey)

The fair values of the identifiable assets acquired and liabilities assumed as of acquisition date of DelRey were:

DelRey
Assets
Cash and cash and equivalents	7,804
Trade receivables	33,741
Inventories	139
Recoverable taxes	589
Other assets	8,563
Property and equipment	24,980
Right-of-use assets	65,408
Intangible assets	728,777
870,001
Liabilities
Trade payables	12,253
Lease liabilities	65,408
Labor and social obligations	6,252
Taxes and contributions payable	2,282
Advances from customers	38,327
Provision for legal proceedings	152
Other liabilities	4,189
128,863
Total identifiable net assets at fair value	741,138
Goodwill arising on acquisition	75,098

Purchase consideration transferred	816,236
Cash paid	575,000
Consideration to be transferred	234,000
Digital solutions (i)	7,236

Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	12,332
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	567,196
Net of cash flow on acquisition	579,528

(i)	The total consideration transferred included the obligation to offer digital solutions, especially from Medcel, Pebmed and Medical Harbour, through access (free-of-charge) to medical students of other medical schools held by the selling shareholders, not subject to this acquisition, from 2023 to 2030. This purchase consideration was measured using assumptions such as numbers of approved medical school seats, current digital solutions prices, inflation and present value discount rates. The balances of such consideration are classified as other liabilities on the statement of financial position.

F-36

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On January 2, 2023, Afya Brazil acquired 100% of the share capital of DelRey. The aggregate purchase price of R$816,236 was comprised by: (i) R$809,000 of which R$575,000 was paid in cash on the transaction closing date, and R$234,000 is payable in cash in three annual installments, respectively, of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate; and (ii) offer of AFYA’s digital solutions free of charge until December 31, 2030, for students of medicine of universities owned by the sellers which are not part of the transaction. The fair value of this service was estimated at R$7,236 at the acquisition date. At the date of acquisition and as of December 31, 2023, there were 84 additional seats still pending approval which, if approved by MEC, would result in a potential additional payment of up to R$105,000. Given the future event that would trigger the potential payout was not under the Company’s control, the probability of such payout could not be reliably estimated and accordingly the contingent consideration was not measured at the acquisition date and as of December 31, 2023.

On July 12, 2024, MEC authorized the increase of 80 medical school seats of UNIMA located in the city of Maceió, State of Alagoas, which resulted in an additional payment of R$107,627 to the former shareholders of UNIMA. With this authorization, Afya reached 220 medical school seats on this campus. The operation of these medical school seats started in the third quarter of 2024. Such additional seats were accounted for as licenses with indefinite useful life in intangible assets. See Note 11.

DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the States of Alagoas and Pernambuco, and encompasses the operations of UNIMA and Faculdade Tiradentes Jaboatão dos Guararapes (FCM Jaboatão). The acquisition contributed 340 medical school seats to the Undergrad segment. With the acquisition, Afya further consolidates its presence in the Brazilian Northeast, entering a new State in the region.

The acquisition of DelRey was accounted for under IFRS 3 - Business Combinations.

Transaction costs to date amount to R$12,332 and were expensed and are included in selling, general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired is substantially the same as its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to the Undergrad segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The fair value measurement of separately identified intangible assets acquired are based on income approach, determined using discounted cash flows, which include significant estimates around revenue growth projections, operating profit margins projections and discount rate. The Company engaged an independent valuation specialist to assist Management to assess the fair value of the assets acquired and liabilities assumed at the date of acquisition. The valuation techniques were as follows:

F-37

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

The valuation technique for property and equipment consists of determining the fair value of an asset by using methodologies like replacement costs and market value.

DelRey contributed R$240,107 of revenue and R$82,147 to income before income taxes of the Company in the year ended December 31, 2023.

5	Cash and cash equivalents

	2024	2023

Cash and bank deposits	6,078	11,746
Cash equivalents	904,937	541,284
	911,015	553,030

Cash equivalents correspond to investment funds and Bank Certificates of Deposit (CDB) with highly rated financial institutions, available for immediate use and have an insignificant risk of changes in value.

As of December 31, 2024, the average interest on these investments is equivalent to 99.1% of the CDI rate (December 31, 2023: 100.8%). Cash equivalents denominated in U.S. dollars totaled R$21,610 as of December 31, 2024 (December 31, 2023: R$23,173).

6	Trade receivables

	2024	2023
Tuition fees	488,962	461,066
Educational content (i)	62,194	49,135
FIES	79,712	62,971
Educational credits (ii)	26,893	29,391
Mobile app subscription (iii)	24,223	29,091
Other	21,339	15,667
	703,323	647,321
(-) Allowance for expected credit losses	(71,477)	(61,398)
	631,846	585,923
Current	595,898	546,438
Non-current	35,948	39,485

(i)	Related to trade receivables from sales of e-books and medical courses through Continuing education’s platform.
(ii)	Related to the financing programs offered by the Company’s subsidiaries to its students that existed prior to the acquisitions. The Company closed such programs to new enrollments and maintained only the agreements that were outstanding as of the acquisition date.
(iii)	Related to trade receivables from mobile applications subscriptions for Medical practice solutions.

F-38

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2024 and 2023, the aging of trade receivables was as follows:

	2024	2023

Neither past due nor impaired	327,052	323,614
Past due:
1 to 30 days	97,390	73,563
31 to 90 days	126,623	109,908
91 to 180 days	91,411	85,193
More than 180 days	60,847	55,043
	703,323	647,321

The changes in the allowance for expected credit losses for the years ended December 31, 2024, 2023 and 2022, were as follows:

	2024	2023	2022

Opening balance	(61,398)	(44,046)	(45,013)
Additions	(60,894)	(74,552)	(42,708)
Write-offs	50,815	57,200	43,675
Closing balance	(71,477)	(61,398)	(44,046)

7	Related parties

The tables below summarize the balances and transactions with related parties:

	2024	2023

Assets
Trade receivables (i)	507	693
Other assets (ii)	597	285
	1,104	978
Current	1,010	792
Non-current	94	186

	2024	2023	2022
Other income (expenses)
UEPC (i)	517	465	477
EMIVE Patrulha 24 Horas Ltda. (iii)	(7)	(6)	-
	510	459	477

Leases payments (iv)
RVL Esteves Gestão Imobiliária S.A.	25,747	23,434	20,394
UNIVAÇO Patrimonial Ltda.	3,633	3,582	3,409
IESVAP Patrimonial Ltda.	5,244	5,170	4,920
	34,624	32,186	28,723

(i)	Refers to sales of educational content to UEPC.
(ii)	Refers to expenses to be reimbursed by Bertelsmann.
(iii)	Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.
(iv)	The carrying amounts of lease liabilities with related parties as of December 31, 2024 totaled R$242,703 (December 31, 2023: R$223,496).

F-39

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

The Company has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Tavares Esteves is an executive officer. The main lease agreements with RVL are described below:

On June 21, 2016, RVL entered into lease agreements, as amended on April 26, 2018, with ITPAC Araguaína and ITPAC Porto, pursuant to which RVL agreed to lease campuses to those entities in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s executive offices are located. On February 9, 2019, the agreement was amended to extend the lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. This lease agreement was amended in 2024 and terminated in June 2024.

On September 6, 2018, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC Araguaína the new campus by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly revenue of ITPAC until July 2024. From August 2024, the monthly amount should be equal to the amount paid in the first semester of 2024 and thereafter adjusted annually by the inflation rate (IGP-M). The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the medical campus in the city of Santa Inês, State of Maranhão. The lease agreement, as amended on February 27, 2025 is for a monthly amount adjusted in accordance with the provisions of the lease agreement of (i) R$12 until December 2020; (ii) from January 2021 to December 2025, 6.5% of the monthly revenue of IPTAN during the prior semester; (iii) from January 2026, the monthly amount should be equal to the amount paid in the second semester of 2025; and (iv) as from January 2027, the monthly amount should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years and is renewable for an additional 20 years.

On August 2, 2021, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC Garanhuns medical campus, in the city of Garanhuns, State of Pernambuco. The lease agreement is for a monthly amount equal to (i) up to June 2022, R$40; (ii) from July 2022 until December 2028, 6.5% of the monthly revenue of ITPAC Garanhuns during the prior semester, adjusted in accordance with the provisions of the lease agreement; and (iii) as from January 2029, the monthly amount should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years.

F-40

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On May 2, 2024, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN a property for the campus in the city of São João del Rei, State of Minas Gerais. The lease agreement is for a monthly amount payable equal to R$4, adjusted annually by the inflation rate (IGP-M). The lease agreement is for a term of one year and is renewable for an additional term of three years.

On June 14, 2024, RVL entered into a lease agreement with DelRey, pursuant to which RVL agreed to lease to DelRey a property for the campus in the city of Jaboatão dos Guararapes, State of Pernambuco. The lease agreement is for a monthly amount payable equal to R$114.5, with a grace period of 12 months. The monthly amount payable should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela de Oliveira Tavares Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO’s campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement.

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Tavares Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP’s campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly revenue of IESVAP until June 2021. From July 2021, the monthly amount should be equal to the amount paid in the first semester of 2021 and thereafter adjusted annually by the inflation rate (IGP-M). The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	2024	2023	2022

Short-term employee benefits	21,171	16,979	13,564
Share-based compensation plans	19,884	21,380	13,116
	41,055	38,359	26,680

F-41

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social obligations, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel. See Note 14 for additional information on the share-based compensation plans.

8	Other assets

	2024	2023

Indemnification assets	78,701	81,855
Advances	35,140	39,890
Judicial deposits	16,938	14,187
Prepaid expenses	19,761	15,820
Other FIES credits	8,982	8,674
Dividends	1,628	1,668
Deferred tax assets	-	3,233
Other assets	11,870	12,306
	173,020	177,633
Current	57,145	60,287
Non-current	115,875	117,346

9	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The tables below summarize the financial information of the Company’s investment in UEPC:

	2024	2023

Current assets	38,122	29,004
Non-current assets	116,846	120,289
Current liabilities	(30,049)	(28,842)
Non-current liabilities	(87,388)	(91,613)
Equity	37,531	28,838
Company’s share in equity - 30%	11,259	8,651
Goodwill	43,183	43,183
Carrying amount of the investment	54,442	51,834

	2024	2023	2022

Revenue	156,984	148,042	138,584
Cost of services	(72,898)	(71,282)	(57,421)
Selling, general and administrative expenses	(37,456)	(37,205)	(34,991)
Net finance results	(4,946)	(6,123)	(4,103)
Income before income taxes	41,684	33,432	42,069
Income taxes expenses	(2,560)	(1,782)	(1,456)
Net income	39,124	31,650	40,613
Company’s share of income	11,737	9,495	12,184

F-42

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	2024	2023	2022

Opening balance	51,834	53,907	48,477
Share of income	11,737	9,495	12,184
Dividends received	(7,501)	(9,900)	(6,754)
Dividends receivable (included in Other assets)	(1,628)	(1,668)	-
Closing balance	54,442	51,834	53,907

The Company tests the recoverability of the carrying amount of goodwill at least annually. As of December 31, 2024 and 2023, no impairment had to be recognized for this goodwill.

10	Property and equipment

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no impairment indicatives of property and equipment as of and for the years ended December 31, 2024, 2023 and 2022.

The following table shows the balances and movements in property and equipment during the years ended December 31, 2024, 2023 and 2022.

F-43

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
Cost
As of January 1, 2022	52,433	77,371	18,852	1,467	69,834	53,184	30,072	152,976	31,786	487,975
Additions	527	36,486	-	968	26,047	15,766	645	2,667	85,026	168,132
Business combinations	-	45	-	-	-	35	-	-	-	80
Write-off (i)	13	(8,159)	-	(933)	500	(6,992)	-	-	(78)	(15,649)
Transfer	38,884	(5,353)	-	(449)	(5,669)	6,600	6,645	(9,797)	(30,046)	815
As of December 31, 2022	91,857	100,390	18,852	1,053	90,712	68,593	37,362	145,846	86,688	641,353
Additions	96	20,071	-	776	17,914	21,135	985	49	57,409	118,435
Business combination	-	7,729	-	-	4,384	734	1,329	10,741	63	24,980
Write-off (i)	-	(9,411)	-	(475)	(1,443)	(7,979)	(7,788)	(286)	-	(27,382)
Transfer	1,279	1,202	-	-	(708)	327	-	108,098	(110,198)	-
As of December 31, 2023	93,232	119,981	18,852	1,354	110,859	82,810	31,888	264,448	33,962	757,386
Additions	1,003	29,195	-	130	21,582	25,945	1,293	2,001	55,775	136,924
Business combination	2	2,528	-	-	289	736	372	1,782	-	5,709
Write-off (i)	-	(2,071)	-	(42)	(7,050)	(1,154)	-	-	-	(10,317)
Transfer	5,129	(226)	-	-	(862)	480	-	41,182	(45,703)	-
As of December 31, 2024	99,366	149,407	18,852	1,442	124,818	108,817	33,553	309,413	44,034	889,702

Depreciation
As of January 1, 2022	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	(8,865)	-	(68,167)
Depreciation	(3,472)	(11,166)	-	(284)	(7,725)	(10,140)	(3,415)	(8,849)	-	(45,051)
Transfer	-	5,474	-	791	153	7,350	67	117	-	13,952
Write-off (i)	(606)	1,453	-	1	9,719	(4,125)	(5,940)	(502)	-	-
As of December 31, 2022	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	(18,099)	-	(99,266)
Depreciation	(4,242)	(14,900)	-	(325)	(12,556)	(13,286)	(3,327)	(26,271)	-	(74,907)
Write-off (i)	118	6,684	-	235	2,528	8,254	7,563	90	-	25,472
Transfer	196	3	-	-	-	(3)	-	(196)	-	-
As of December 31, 2023	(9,679)	(28,843)	-	198	(20,377)	(26,872)	(18,652)	(44,476)	-	(148,701)
Depreciation	(4,188)	(17,684)	-	(377)	(12,778)	(15,608)	(3,058)	(36,604)	-	(90,297)
Write-off (i)	-	1,491	-	42	4,593	1,150	-	502	-	7,778
Transfer	(95)	(74)	-	-	482	(165)	-	(148)	-	-
As of December 31, 2024	(13,962)	(45,110)	-	(137)	(28,080)	(41,495)	(21,710)	(80,726)	-	(231,220)

Net book value
As of December 31, 2024	85,404	104,297	18,852	1,305	96,738	67,322	11,843	228,687	44,034	658,482
As of December 31, 2023	83,553	91,138	18,852	1,552	90,482	55,938	13,236	219,972	33,962	608,685

(i)	Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

F-44

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2022	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847	-	4,093,140
Additions	39,100	24,408	-	80	1,423	11,231	32,879	14,761	26,141	-	150,023
Write-off (i)	-	-	(22)	-	(381)	(7)	-	(9)	(28)	-	(447)
Remeasurement	(8,637)	-	-	-	-	-	-	-	-	-	(8,637)
Transfer	-	-	(2,472)	530	20,466	38,433	17,953	(35,499)	(40,226)	-	(815)
Business combinations	42,246	-	51,185	3,929	33	2,627	5,520	-	-	1,055	106,595
As of December 31, 2022	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859
Additions	-	-	-	-	1,314	9,827	37,712	23,164	27,976	-	99,993
Business combination	75,098	586,263	-	142,451	63	-	-	-	-	-	803,875
Write-off (i)	-	-	-	-	(2,235)	-	-	(911)	(125)	-	(3,271)
Remeasurement	2,556	-	-	-	-	-	-	-	-	-	2,556
Transfer	-	-	-	-	28,708	4,785	16	(3,058)	(30,451)	-	-
As of December 31, 2023	1,334,699	2,776,077	182,060	578,267	71,150	84,201	128,477	74,892	12,134	1,055	5,243,012
Additions (ii)	-	157,227	-	-	1,511	17,701	14,092	30,255	34,905	-	255,691
Business combination	192,034	427,482	-	34,560	-	-	-	-	-	-	654,076
Write-off (i)	-	-	-	-	-	(162)	(117)	-	(1)	-	(280)
Transfer	-	-	-	-	23,292	6,529	(39,929)	29,673	(19,565)	-	-
As of December 31, 2024	1,526,733	3,360,786	182,060	612,827	95,953	108,269	102,523	134,820	27,473	1,055	6,152,499

Amortization
As of January 1, 2022	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	-	(192,305)
Amortization	-	-	(6,426)	(70,093)	(4,943)	(9,634)	(9,436)	(5,874)	-	(79)	(106,485)
Write-off (i)	-	-	-	-	365	57	-	-	-	-	422
Transfer	-	-	-	-	-	(313)	-	313	-	-	-
As of December 31, 2022	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)
Amortization	-	-	(11,083)	(89,584)	(8,764)	(15,668)	(21,504)	(4,778)	-	(105)	(151,486)
Write-off (i)	-	-	-	-	1,947	-	-	911	-	-	2,858
Transfer	-	-	-	-	-	-	(6)	6	-	-	-
As of December 31, 2023	-	-	(26,038)	(301,947)	(24,094)	(42,230)	(31,603)	(20,900)	-	(184)	(446,996)
Amortization	-	-	(12,506)	(82,737)	(16,457)	(18,471)	(20,086)	(22,387)	-	(106)	(172,750)
Write-off (i)	-	-	-	-	-	1	35	-	-	-	36
Transfer	-	-	-	-	(1,207)	-	9,019	(7,812)	-	-	-
As of December 31, 2024	-	-	(38,544)	(384,684)	(41,758)	(60,700)	(42,635)	(51,099)	-	(290)	(619,710)

Net book value
As of December 31, 2024	1,526,733	3,360,786	143,516	228,143	54,195	47.569	59,888	83,721	27,473	765	5,532,789
As of December 31, 2023	1,334,699	2,776,077	156,022	276,320	47,056	41,971	96,874	53,992	12,134	871	4,796,016
(i)	Refers to intangible assets written-off as result of lack of expectation of future use.
(ii)	On January 24, 2024, MEC authorized the increase of 40 medical school seats of FIP Guanambi, which resulted in an additional payment of R$49,600. Additionally, on July 12, 2024, MEC authorized the increase of 80 medical school seats of UNIMA, which resulted in an additional payment of R$107,627.

F-45

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

Licenses with indefinite useful life include intangible assets acquired through business combinations. The licenses for medicine and other courses granted by MEC to the companies acquired have no expiration date and the Company has determined that these assets have indefinite useful lives.

For impairment testing goodwill and licenses with indefinite useful lives acquired through business combinations are allocated to the respective CGUs.

The Company performed its annual impairment test on December 31, 2024 and 2023. There was no impairment for goodwill and licenses with indefinite useful lives for the years then ended. The Company tests at least annually the recoverability of the carrying amount of goodwill and licenses with indefinite useful lives for each CGU. The Company determines the recoverable amount of its CGUs based on the value-in-use. Estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

The carrying amounts of goodwill and licenses with indefinite useful life by CGU and their carrying amounts as of December 31, 2024 and 2023 were as follows:

	Carrying amount
	Goodwill		Licenses with indefinite useful life		CGU
	2024	2023	2024	2023	2024	2023
IPTAN	17,446	17,446	57,214	57,214	122,599	125,974
IESVAP	27,956	27,956	81,366	81,366	126,195	126,996
CCSI	4,664	4,664	56,737	56,737	60,377	54,550
IESP	73,838	73,838	179,693	179,693	322,900	332,104
FADEP	49,661	49,661	70,606	70,606	141,201	148,032
FASA	58,903	58,903	144,507	144,507	341,020	322,061
IPEMED	87,647	87,647	-	-	240,323	183,862
IPEC	-	-	108,000	108,000	168,174	157,984
UniRedentor	77,662	77,662	121,477	121,477	244,123	234,054
UniSL	4,420	4,420	273,795	273,795	386,889	401,143
FESAR	71,664	71,664	141,616	141,616	246,385	244,412
FCMPB	110,483	110,483	235,018	235,018	392,862	402,140
ITPAC Garanhuns	-	-	108,000	108,000	129,458	116,162
Content & Technology for medical education (Pillar 1)	179,830	179,830	-	-	302,031	238,921
Practice Management Tools & Electronic Prescription (Pillar 3) (i)	136,583	136,583	-	-	237,841	255,919
Clinical Decision Software (Pillar 2)	87,018	87,018	-	-	134,946	147,897
Cliquefarma	6,588	6,588	-	-	16,696	18,789
UnifipMoc	87,777	87,777	239,847	190,247	412,698	361,383
Unigranrio	169,173	169,173	421,538	421,538	819,682	833,665
Glic	8,288	8,288	-	-	22,390	23,721
DelRey	75,098	75,098	693,890	586,263	929,307	854,313
Unidom	192,034	-	427,482	-	687,570	-
	1,526,733	1,334,699	3,360,786	2,776,077	6,485,667	5,584,082

(i)	For the year ended December 31, 2024, RX PRO was included in Pillar 3. As a result, the prior period was revised for comparative purposes.

F-46

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The main assumptions used by the Company to determine the value in use of the CGUs were:

•	Student enrollment - refers to the number of students that are currently enrolled in each CGU. The growth of students enrolled considers maturation of operations, limited by regulatory seats approved for each CGU.
•	Tuition fees - the monthly fee charged to students. Tuition fees are consistent with Management best expectations on prices charged and considers inflation for future periods.
•	Occupancy rate - the occupancy rate of the medical schools is the ratio of the number of students effectively enrolled divided by the regulatory capacity in a given period.
•	Regulatory capacity - the regulatory capacity is defined by the number of medical schools seats available per year awarded by MEC, multiplied by the number of years of operations since the seats were awarded.
•	Faculty - refers to the cost with faculty in the CGU, which means the amount paid to teachers and doctors.
•	Medical practice solutions revenues - refer to mobile app subscription, clinical management system, healthcare payments, medical imaging, online courses for digital content users and marketing for pharmaceutical industry. Business assumptions include management best expectations on long term targets for digital services segment operations, including total addressable market, market share and target prices including inflation.
•	Capital expenditures - refers to investments to be made on intangible assets related to developments and platform improvements especially on the continuing education and medical practice solutions’ CGUs.
•	Discount rates - discount rates represent the current market assessment of the risks specific to the CGU being tested. The pre-tax discount rate applied to cash flow projections is between 11.66% and 13.97% in 2024 (between 12.48% and 15.48% in 2023).
•	Perpetuity growth rate - refers to growth rate considered by management on long term periods after the explicit projection period of five years. The growth rates range from 3.50% to 7.53% (3.50% to 7.80% in 2023).

Significant estimate: impact of possible changes in key assumptions

An increase of 25 basis points in management’s estimated discount rate applied to the cash flow projections of each CGU as of December 31, 2024, or a decrease of 25 basis points on estimated EBITDA would not have resulted in significant impacts on the impairment testing.

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

F-47

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The estimated useful lives of intangible assets are as follows:

Customer relationships - medicine	6 years
Customer relationships - other courses	4.5 years
Software license	5 years
Education content	3 years
Trademarks	2 - 30 years
Developed technology	5 years

For the years ended December 31, 2024, 2023 and 2022, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

12	Financial assets and liabilities

12.1	Financial assets

	2024	2023
At amortized cost
Trade receivables	631,846	585,923
Dividends receivable	1,628	1,668
	633,474	587,591
Current	597,526	548,106
Non-current	35,948	39,485

12.2	Financial liabilities

	2024	2023
At amortized cost
Trade payables	128,080	108,222
Loans and financing	2,195,161	1,800,775
Lease liabilities	978,336	874,569
Accounts payable to selling shareholders	215,819	530,915
	3,517,396	3,314,481
Current	690,395	642,872
Non-current	2,827,001	2,671,609

	2024	2023
At fair value
Accounts payable to selling shareholders (earn-outs)	20,067	35,952
Accounts payable to selling shareholders (Unidom)	294,886	-
	314,953	35,952
Current	32,137	35,498
Non-current	282,816	454

F-48

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	2024	2023

Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.90% p.y.	2025	309,496	412,880
FINEP (b)	Brazilian real	TJLP p.y.	2027	8,209	11,193
Banco Itaú Unibanco S.A. (c)	Brazilian real	CDI + 1.75% p.y.	2024	-	21,405
Softbank (d)	Brazilian real	6.5% p.y.	2026	845,492	825,957
Debentures (e)	Brazilian real	CDI + 1.80% p.y.	2028	526,946	529,340
IFC (f)	Brazilian real	CDI + 1.20% p.y.	2030	505,018	-
				2,195,161	1,800,775
Current				363,554	179,252
Non-current				1,831,607	1,621,523

(a) On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023. On September 28, 2022, Afya Brazil signed an amendment with Banco Itaú Unibanco S.A in order to extend its debt profile, postponing the original repayments dates from 2022 and 2023 to 2023, 2024 and 2025. Due to such extension, the spread over CDI rate increased from 1.62% p.y to 1.90% p.y.

This agreement has financial covenants and the Company should not reduce its EBITDA by 50% or more year over year. As of December 31, 2024, the Company is compliant with all obligations set forth in this agreement.

(b) On July 23, 2019, Medcel entered into a loan of R$16,153 with Financiadora de Estudos e Projetos (FINEP), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, and additional tranches were drawdown in March and June 2023 totaling R$5,288 in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The total balance is guaranteed by a bank financial guarantee.

(c) On October 28, 2020, UnifipMoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$30,000. On June 30, 2021, this agreement was amended to be adjusted by the CDI rate plus an interest rate of 1.75% per year. The loan was fully paid in three installments in July 2023, January 2024 and July 2024.

(d) On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of US$0.00005 per share of Afya for US$150,000 thousands, equivalent to R$821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

Each Series A perpetual convertible preferred share is entitled to a cash dividend of 6.5% per annum and is convertible, at the holder’s discretion, into the Company’s Class A common shares at an initial conversion price of US$25.35. The Company may require the conversion of any or all of the Series A perpetual convertible preferred shares at any time on or after the three-year anniversary of the original issuance date if the closing price of Afya’s Class A common shares is equal or above 150% of the conversion rate for at least 20 trading days during any period of 30 consecutive trading days. The Company has the right to redeem any or all of the Series A perpetual convertible preferred shares for cash, shares of its common shares or a combination thereof at its election, with a 5% premium, at any time on or after the seven-year anniversary of the original issuance date as determined in the certificate of designation. On or after the five-year anniversary of the original issuance date, the holders of the Series A convertible perpetual preferred shares shall have the right to redeem all or any of the outstanding Series A convertible perpetual preferred shares for cash, the Company’s common shares or a combination thereof, with a 5% premium (at the Company’s election, subject to certain conditions) to be determined in the certificate of designations. The 5% premium is deemed as part of the effective interest rate and recognized on a pro-rata basis to date of the five-year anniversary of the original issuance date. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A convertible perpetual preferred shares for cash at a price set forth in the certificate of designations.

F-49

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Series A convertible perpetual preferred shares will be entitled with the same voting rights of the common shares only when converted into it.

The Company determined that the Series A perpetual convertible preferred shares should be classified as financial liability at amortized cost upon their issuance since is redeemable primarily according to the decision of the holder and there is a contractual obligation to deliver assets (cash, shares of its common shares or a combination thereof) that could not be avoided by the Company in an event of redemption. The financial liability is denominated in Brazilian Reais and not subject to foreign currency changes.

In addition, as the entire instrument is classified as a liability, the embedded put option to redeem the Series A perpetual convertible preferred shares for cash is an embedded derivative. The embedded derivative will not be treated separately once the exercise price of the option is closely related to the host contract.

The initial transaction costs that are directly attributable to the issuance of Series A perpetual convertible preferred shares were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$13,030, including legal counsels and advisors.

(e) On December 16, 2022, Afya Brazil issued 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1, totaling an aggregate amount of R$500,000, in a public distribution with restricted placement efforts in the Brazilian market, under the terms of the Brazilian Securities Commission (CVM) Rule No. 476. The debentures were issued with a maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively. The debentures bear interest at 100% of the CDI rate (the average of interbank overnight rates in Brazil, based on 252 business days) plus 1.80% per year, payable semi-annually on January 15 and July 15 of each year, until the maturity date.

Afya Brazil is subject to certain obligations including financial covenants, and the Company shall maintain net debt (excluding Softbank transaction and lease liabilities) to adjusted EBITDA ratio below or equal to 3.0 x, at the end of each fiscal year, until maturity date. Adjusted EBITDA considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use assets depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses. As of December 31, 2024, the Company is compliant with all obligations set forth in this financing.

F-50

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The transaction costs that are directly attributable to the issuance of debentures were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$3,115, including legal counsels and advisors.

(f) On August 7, 2024, Afya Brazil entered into a loan agreement with International Finance Corporation ("IFC") to support its expansion program, through acquisitions. The financing is IFC’s first sustainability-linked loan based on social targets in the education sector. The pricing of IFC’s loan will be linked to Afya reaching performance target levels in selected social key performance indicators encompassing free medical consultations for the community and quality of education according to Brazil’s Ministry of Education criteria (“Sustainability KPIs”). According to the financing terms, IFC will loan up to R$500,000, which shall be repaid in seven equal semi-annual installments starting in April 2027. The interest rate is the Brazilian CDI rate plus 1.20%, and it may be reduced by 15 bps if the Sustainability KPIs are achieved.

Afya Brazil is subject to certain obligations including financial covenants, and the Company shall maintain, as of the last day of each quarter of each financial year, net debt (excluding Softbank transaction and lease liabilities) to Adjusted EBITDA ratio below or equal to 3.0 x, at the end of each fiscal year, until the maturity date. Adjusted EBITDA considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use assets depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses. As of December 31, 2024, the Company is compliant with all obligations set forth in this financing.

12.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between five and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

The carrying amounts of right-of-use assets and lease liabilities as of December 31, 2024, 2023 and 2022 and the movements during the years are shown below:

	Right-of-use assets			Lease liabilities
	2024	2023	2022	2024	2023	2022

Opening balance	767,609	690,073	663,686	874,569	769,525	714,085
Additions	37,671	7,328	42,250	37,671	7,328	42,250
Remeasurement	80,226	70,387	58,623	80,226	70,387	58,623
Business combinations	28,989	65,408	-	28,989	65,408	-
Depreciation expense	(70,294)	(63,118)	(54,684)	-	-	-
Interest expense	-	-	-	111,966	100,849	88,571
Payments of principal (i)	-	-	-	(41,221)	(31,473)	(28,511)
Payments of interest (i)	-	-	-	(111,605)	(103,911)	(85,001)
Write-off (ii)	(1,982)	(2,469)	(19,802)	(2,259)	(3,544)	(20,492)
Closing balance	842,219	767,609	690,073	978,336	874,569	769,525

Balances:	2024	2023	2022	2024	2023	2022
Current	-	-	-	45,580	36,898	32,459
Non-current	842,219	767,609	690,073	932,756	837,671	737,066

(i)	Payments of principal and interest from lease liabilities are included in cash flows from financing activities.
(ii)	Refers to early termination of real estate lease contracts.

F-51

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company recognized lease expense from short-term leases and low-value assets of R$11,207 for the year ended December 31, 2024 (R$10,871 and R$12,153 for the years ended December 31, 2023 and 2022, respectively).

12.2.3	Accounts payable to selling shareholders

	Interest rate	2024	2023
Accounts payable at amortized cost
IPEMED (a)	CDI	-	12,805
UniRedentor (b)	CDI	-	27,155
UniSL (c)	CDI	-	15,064
FCMPB (d)	CDI	-	63,168
Unigranrio (e)	CDI	90,543	156,235
DelRey (f)	Selic	125,276	256,488
Accounts payable at fair value
Medical Harbour (earn-out) (g)	-	-	3,000
Shosp (earn-out) (h)	-	454	454
Além da Medicina (earn-out) (i)	-	9,600	18,325
CardioPapers (earn-out) (j)	-	10,013	14,173
Unidom (k)	CDI	294,886	-
		530,772	566,867
Current		185,318	353,998
Non-current		345,454	212,869

	2024	2023	2022

Opening balance	566,867	528,678	679,826
Additions - Consideration to be transferred on business combinations	279,989	234,000	27,921
Acquisition of licenses	-	-	24,408
Payments of principal (i)	(290,067)	(225,460)	(236,760)
Payments of interest (i)	(78,931)	(55,989)	(24,428)
Interest	37,276	85,069	68,064
Reversals	-	-	(10,353)
Remeasurement of earn-outs	15,638	2,556	-
Other	-	(1,987)	-
Closing balance	530,772	566,867	528,678
(i)	Payments of principal and interest from acquisition of subsidiaries are included in cash flows from investing activities.

(a) On May 9, 2019, Afya Brazil acquired 100% of IPEMED. The consideration of R$45,303 was paid in five equal installments of R$9,061, adjusted by the CDI rate, in February 2020, 2021, 2022, 2023 and 2024.

(b) On January 31, 2020, Afya Brazil acquired 100% of UniRedentor. The consideration of R$100,000 was paid in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount was deducted from the first installment paid in February 2021.

F-52

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(c) On May 5, 2020, Afya Brazil acquired 100% of UniSL. The consideration of R$60,456 was paid in three equal installments, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount was deducted from the first installment paid on May 5, 2021.

(d) On November 9, 2020, Afya Brazil acquired 100% of FCMPB. The consideration of R$188,894 was paid in four installments through November 2024, adjusted by the CDI rate.

(e) On August 4, 2021, Afya Brazil acquired 100% of Unigranrio. The adjusted aggregate purchase price was R$618,956 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate.

(f) On January 2, 2023, Afya Brazil acquired 100% of DelRey. The consideration of R$234,000 is payable in cash in three annual installments of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate.

(g) On April 8, 2021, Afya Brazil acquired 100% of Medical Harbour. The earn-out of R$9,000 related to product development goals for 2021 and 2022 and revenue achievements for 2023 was paid in 2024.

(h) On May 13, 2021, Afya Brazil acquired 100% of Shosp which included an earn-out of R$513 paid in August 2023 related to product development and R$454 will be paid until 2026.

(i) On March 4, 2022, Afya Brazil acquired 100% of Além da Medicina and an earn-out of up to R$19,200 is payable in connection with revenue target achievements and product development goals for 2023 and 2024. The purchase consideration was adjusted by R$763 in favor of the selling shareholders. The contingent consideration of R$9,600 is based on the estimated payment considering the facts and circumstances as of December 31, 2024.

(j) On April 5, 2022, Afya Brazil acquired 100% of CardioPapers and an earn-out of up to R$15,000 is payable in connection with revenue target achievements and other goals regarding credentials in the market for 2023 and 2024. The purchase consideration was adjusted by R$333 in favor of Afya. The contingent consideration of R$10,013 is based on the estimated payment considering the facts and circumstances as of December 31, 2024.

(k) On July 1, 2024, Afya Brazil acquired 100% of Unidom. The consideration of R$279,989 is payable in up to ten annual installments, adjusted by the CDI rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each of the prior year. The contingent consideration is based on the estimated payment considering the facts and circumstances as of December 31, 2024. See Note 4.1.

F-53

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.3	Fair values

The table below compares the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2024		2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Loans and financing	2,195,161	2,196,152	1,800,775	1,795,752
	2,195,161	2,196,152	1,800,775	1,795,752

The Company assessed that the fair values of trade receivables, other assets, trade payables, accounts payable to selling shareholders and other liabilities approximate their carrying amounts.

The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy during the years ended December 31, 2024 and 2023.

The fair value of interest-bearing loans and financing are determined by using the discounted cash flow (DCF) method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period.

As of December 31, 2024, it is probable that the targets that trigger the contingent considerations payments recognized will be met, including those related to the maintenance and expected approval of the 175 medical school seats of Unidom, considering current stage and development of court proceedings regarding such medical school seats. The fair value of the contingent consideration determined at December 31, 2024 reflects the development, among other factors and the remeasurements charge have been recognized through profit or loss. The own non-performance risk at December 31, 2024 was assessed to be insignificant.

12.4	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders and trade payables. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s main financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives of capital management and counts on the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

12.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of December 31, 2024.

F-54

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing and accounts payable to selling shareholders, with floating interest rates.

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	2024	Index	Base rate

Cash equivalents	883,327	CDI	106,358
Loans and financing	(1,341,460)	CDI	(184,413)
Loans and financing	(8,209)	TJLP	(610)
Accounts payable to selling shareholders	(385,429)	CDI	(46,766)
Accounts payable to selling shareholders	(125,276)	Selic	(15,221)
Net exposure			(140,652)

	Increase in basis points
	+75	+150
Net effect on profit before tax	(7,324)	(14,648)

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$21,610 as of December 31, 2024 (December 31, 2023: R$23,173).

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$6.1917 to U.S. dollar 1.00) as of December 31, 2024, with all other variables held constant.

	Exposure	+10%	-10%
Cash equivalents	21,610	2,161	(2,161)

F-55

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The carrying amounts of its financial assets are the Company’s maximum exposure to credit risk for the components of the statements of financial position on December 31, 2024 and 2023.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	128,080	-	-	-	128,080
Loans and financing	526,659	1,494,287	617,818	75,526	2,714,290
Lease liabilities	158,746	303,211	293,178	1,360,107	2,115,242
Accounts payable to selling shareholders	205,322	150,565	99,100	373,498	828,485
	1,018,807	1,948,063	1,010,096	1,809,131	5,786,097

As of December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	108,222	-	-	-	108,222
Loans and financing	298,981	1,383,255	568,326	-	2,250,562
Lease liabilities	137,735	268,724	255,456	1,261,213	1,923,128
Accounts payable to selling shareholders	387,693	231,478	-	-	619,171
	932,631	1,883,457	823,782	1,261,213	4,901,083

F-56

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.5	Changes in liabilities arising from financing activities

	January 1, 2024	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combination	Other	December 31, 2024

Loans and financing (i)	1,800,775	(128,696)	(177,192)	491,593	201,472	4,377	2,832	2,195,161
Lease liabilities (i)	874,569	(41,221)	(111,605)	117,897	111,966	28,989	(2,259)	978,336
Dividends payable	-	(18,289)	-	18,289	-	-	-	-
	2,675,344	(188,206)	(288,797)	627,779	313,438	33,366	573	3,173,497

	January 1, 2023	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combination	Other	December 31, 2023

Loans and financing (i)	1,882,901	(112,630)	(175,889)	5,288	197,678	-	3,427	1,800,775
Lease liabilities (i)	769,525	(31,473)	(103,911)	77,715	100,849	65,408	(3,544)	874,569
Dividends payable	-	(18,750)	-	18,750	-	-	-	-
	2,652,426	(162,853)	(279,800)	101,753	298,527	65,408	(117)	2,675,344

	January 1, 2022	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combinations	Other	December 31, 2022

Loans and financing (i)	1,374,876	(1,791)	(116,587)	496,885	127,559	-	1,959	1,882,901
Lease liabilities (i)	714,085	(28,511)	(85,001)	100,873	88,571	-	(20,492)	769,525
Dividends payable	-	(19,736)	-	19,736	-	-	-	-
	2,088,961	(50,038)	(201,588)	617,494	216,130	-	(18,533)	2,652,426

(i)	Payments of principal and interest from loans and financing and lease liabilities are included in cash flows from financing activities.

13	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

In order to achieve its overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial covenants under the debentures and other loans and financing, including net debt ratio to adjusted EBITDA. Breaches in meeting the financial covenants would permit the bank to immediately call loans and financing. There have been no breaches of the financial covenants of any loans and financing in the current and previous years.

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2024.

14	Labor and social obligations

a) Variable compensation (bonuses)

The bonuses related to variable compensation of employees and management of R$35,857, R$22,185 and R$24,248 are recognized in cost of services and selling, general and administrative expenses in the statements of income for the years ended December 31, 2024, 2023 and 2022, respectively.

F-57

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019 and granted to senior executives and other employees of the Company from that date, with subsequent changes in the exercise price, as approved, on July 29, 2020, July 8, 2022 and July 31, 2023. Such changes were assessed as modifications by the Company and were accounted in accordance with IFRS 2.

On July 31, 2023, the People and ESG Committee approved a change in the share-based compensation plan to retain talents and reinforce the compensation plan. All the holders of stock options granted before July 11, 2022, with exercise price based on the IPO price in Brazilian Reais or above, were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs), resulting in a weighted average conversion ratio of 0.12 RSUs per stock option, with conversion ratios based on fair value of the original plan, at modification date, so that the total fair value of the modified award remained the same as the original plan.

As result of those modifications, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair values of the repriced options at modification dates over the vesting period of the stock options.

During the years ended December 31, 2024, 2023 and 2022 the Company had the following grants of stock options to its executives:

	October 2024	December 2023	October 2023	August 2023	April 2023	February 2023	September 2022	July 2022	May 2022

Amount	113,900	232,000	37,000	153,000	30,000	15,000	8,772	1,156,147	70,000
Exercise price at the measurement date	R$73.75	R$60	R$59	R$59	R$57	R$56	R$52	R$52	R$70
Dividend yield (%)	0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility (%)	32-45%	34-56%	44-56%	47-56%	48-55%	46-56%	48-58%	48-59%	48-60%
Risk-free interest rate (%)	11-13%	10-11%	11-12%	10-12%	11-13%	13%	12%	13-15%	12-13%
Expected life of stock options (years)	1-5	1-5	1-5	1-5	1-5	1-5	1-5	1-5	1-5
Share price at the measurement date	R$92.78	R$100.97	R$79.12	R$76.45	R$62.51	R$70.69	R$72.59	R$48.24	R$55.54
Valuation model	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$39.71	R$54.25	R$38.67	R$37.04	R$32.04	R$29.54	R$34.86	R$17.98	R$19.13

F-58

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The table below presents the number and movements in stock options for the years ended December 31, 2024, 2023 and 2022:

	Weighted average exercise price (in Brazilian Reais)	Number of stock options
		2024	2023	2022
Outstanding at January 1	64.33	1,696,064	3,729,287	3,086,728
Granted	73.95	113,900	467,000	1,234,919
Exercised	62.70	(147,955)	(164,214)	-
Stock options exchanged to RSUs	-	-	(1,751,599)	-
Forfeited	102.74	(16,182)	(333,111)	(365,749)
Expired	62.82	(35,148)	(251,299)	(226,611)
Outstanding at December 31	67.31	1,610,679	1,696,064	3,729,287
Exercisable	77.10	427,202	242,235	1,133,774

The share-based compensation expense recognized in selling, general and administrative expenses in the statements of income for the year ended December 31, 2024 was R$17,394 (R$20,850 and R$27,242 in 2023 and 2022, respectively).

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the Restricted Stock Units (RSU) program for its employees. The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

During the years ended December 31, 2024, 2023 and 2022 the Company had the following grants of RSUs to its executives:

	October 2024	December 2023	October 2023	August 2023	April 2023	February 2023	September 2022	July 2022

Amount	44,500	76,600	63,000	153,490	16,000	8,000	4,678	442,546
Weighted average fair value at the measurement date	R$92.78	R$100.97	R$79.12	R$76.45	R$62.51	R$70.69	R$72.59	R$48.24
Vesting period (years)	1-5	1-5	1-5	1-5	1-5	1-5	1-5	1-5

The table below presents the number and movements in restricted shares for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022

Outstanding at January 1	854,431	447,224	-
Granted	44,500	317,090	447,224
Stock options exchanged to RSUs	-	215,797	-
Exercised	(222,910)	(99,576)	-
Forfeited	(19,387)	(26,104)	-
Outstanding at December 31	656,634	854,431	447,224

F-59

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Total RSU expenses recognized in selling, general and administrative expenses in the consolidated statement of income for the years ended December 31, 2024, 2023 and 2022 were R$15,030, R$10,685 and R$4,032, respectively. Labor and social obligations expenses were R$8,988, R$7,177 and R$2,167 for the years ended December 31, 2024, 2023 and 2022, respectively.

15	Equity

Share capital

As of December 31, 2024 and 2023, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 49,920,068 class A common shares and 43,802,763 class B common shares as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, the Company’s authorized capital was US$50 thousand.

Dividends

In the year ended December 31, 2024, CCSI and IESVAP approved the payment of dividends of R$79,701, which R$61,412 was distributed to the Company and R$18,289 to non-controlling shareholders (December 31 2023: R$65,539, which R$46,788 was distributed to the Company and R$18,750 to non-controlling shareholders and December 31, 2022: R$66,828, which R$47,092 was distributed to the Company and R$19,736 to non-controlling shareholders).

Share repurchase program

On March 24, 2023, the Company’s board of directors approved the fourth share repurchase program. Afya may repurchase up to 2,000,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on March 24, 2023, until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions. During the year ended December 31, 2023, the Company’s cash outflow was R$12,369.

On January 27, 2022, the Company’s board of directors approved a share repurchase program. Afya may repurchase up to 1,874,457 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on January 27, 2022, until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. The Company completed the acquisition of the approved shares repurchase under this buy-back program. During the year ended December 31, 2022, the Company’s cash outflow was R$152,317.

The following table illustrates the number and movements in treasury shares during the years ended December 31, 2024, 2023 and 2022:

	Number of treasury shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2022	1,654,927	92.23
Repurchased	2,131,358	71.46
Outstanding at December 31, 2022	3,786,285	80.54
Repurchased	216,339	57.17
Delivered under the share-based compensation plans	(229,146)	79.28
Outstanding at December 31, 2023	3,773,478	79.28
Delivered under the share-based compensation plans	(317,940)	79.28
Outstanding at December 31, 2024	3,455,538	79.28

F-60

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

16	Earnings per share (“EPS”)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the year.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock options and RSU plans in the category of potentially dilutive shares.

Softbank’s series A perpetual convertible preferred shares are antidilutive in the years ended December 31, 2024, 2023 and 2022 and are not included on the diluted earnings per share.

The table below presents the basic and diluted earnings per share calculations:

	2024	2023	2022
Numerator
Net income attributable to equity holders of the parent	631,510	386,324	373,569
Denominator
Weighted average number of outstanding shares	90,122,429	89,830,351	90,335,037
Effects of dilution from stock options and restricted share units	1,032,207	706,492	329,085
Weighted average number of outstanding shares adjusted for the effect of dilution	91,154,636	90,536,843	90,664,122

Basic earnings per share (R$)	7.01	4.30	4.14
Diluted earnings per share (R$)	6.93	4.27	4.12

17	Revenue

	2024	2023	2022
Tuition fees	4,052,379	3,505,250	2,827,567
Other	305,527	263,937	213,040
Deductions
Discount and scholarships	(310,204)	(240,314)	(241,404)
Early payment discounts	(205,107)	(195,054)	(92,234)
Returns	(25,312)	(27,743)	(45,402)
Taxes	(170,628)	(142,825)	(107,004)
PROUNI	(342,326)	(287,338)	(225,506)
	3,304,329	2,875,913	2,329,057
Timing of revenue recognition
Tuition, digital content and app subscription fees - Transferred over time	3,242,035	2,821,251	2,273,578
Other - Transferred at a point in time	62,294	54,662	55,479

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the Social Integration Program tax (Programa de Integração Social, or PIS) and the Social Contribution on Revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

F-61

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present the statements of income for the Company’s operating segments for the years ended December 31, 2024, 2023 and 2022. Due to changes in operating segments, the segment information for the years ended December 31, 2023 and 2022 have been retroactively adjusted for comparison purposes. See Note 3.

	Undergrad	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	2024

Types of services or goods	2,895,692	255,438	161,787	(8,588)	3,304,329
Tuition fees	2,877,731	122,391	-	-	3,000,122
Other	17,961	133,047	161,787	(8,588)	304,207

Timing of revenue recognition	2,895,692	255,438	161,787	(8,588)	3,304,329
Transferred over time	2,877,731	218,573	154,319	(8,588)	3,242,035
Transferred at a point in time	17,961	36,865	7,468	-	62,294

	Undergrad	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	2023

Types of services or goods	2,511,018	235,830	140,282	(11,217)	2,875,913
Tuition fees	2,494,121	146,477	-	-	2,640,598
Other	16,897	89,353	140,282	(11,217)	235,315

Timing of revenue recognition	2,511,018	235,830	140,282	(11,217)	2,875,913
Transferred over time	2,494,121	206,098	132,249	(11,217)	2,821,251
Transferred at a point in time	16,897	29,732	8,033	-	54,662

Revenue by segment	Undergrad	Continuing Education	Medical practice solutions	Elimination (inter-segment transactions)	2022

Types of services or goods	2,037,889	183,344	115,446	(7,622)	2,329,057
Tuition fees	2,023,128	108,648	-	-	2,131,776
Other	14,761	74,696	115,446	(7,622)	197,281

Timing of revenue recognition	2,037,889	183,344	115,446	(7,622)	2,329,057
Transferred over time	2,024,373	145,799	108,946	(5,540)	2,273,578
Transferred at a point in time	13,516	37,545	6,500	(2,082)	55,479

F-62

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

18	Costs and expenses by nature

	2024	2023	2022

Payroll	(1,127,533)	(1,085,144)	(880,664)
Hospital and medical agreements	(94,583)	(86,151)	(66,065)
Depreciation and amortization	(333,341)	(289,511)	(206,220)
Lease expenses	(11,207)	(10,871)	(12,153)
Utilities	(22,730)	(20,403)	(17,682)
Maintenance	(127,777)	(105,919)	(76,475)
Share-based compensation	(32,424)	(31,535)	(31,274)
Tax expenses	(12,105)	(14,447)	(10,518)
Pedagogical services	(109,133)	(64,081)	(48,084)
Sales and marketing	(85,469)	(74,140)	(48,217)
Allowance for expected credit losses	(60,894)	(74,552)	(42,708)
Travel expenses	(20,345)	(16,098)	(14,003)
Consulting fees	(46,022)	(62,630)	(35,326)
Other	(201,361)	(189,015)	(168,316)
	(2,284,924)	(2,124,497)	(1,657,705)
Cost of services	(1,215,603)	(1,109,813)	(859,552)
Selling, general and administrative expenses	(1,069,321)	(1,014,684)	(798,153)
	(2,284,924)	(2,124,497)	(1,657,705)

19	Finance result

	2024	2023	2022

Income from financial investments	59,381	73,672	67,810
Interest received	43,417	33,450	27,197
Other	8,485	3,520	7,035
Finance income	111,283	110,642	102,042

Interest expense	(254,386)	(285,447)	(200,081)
Interest expense on lease liabilities	(111,966)	(100,849)	(88,571)
Financial discounts	(33,240)	(30,891)	(24,092)
Bank fees	(4,436)	(7,163)	(8,623)
Taxes on financial transactions (IOF)	(975)	(1,947)	(178)
Other	(53,739)	(31,319)	(28,348)
Finance expenses	(458,742)	(457,616)	(349,893)

Net finance result	(347,459)	(346,974)	(247,851)

F-63

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

20	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The table below presents the reconciliation of income tax expense for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022

Income before income taxes	676,391	429,582	428,433
Statutory income taxes rate	34%	34%	34%
Income taxes at statutory rate	(229,973)	(146,058)	(145,667)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(37,007)	(32,274)	(32,859)
PROUNI - Fiscal incentive (i)	379,747	309,952	270,062
Unrecognized deferred taxes	(130,074)	(154,062)	(117,377)
Recognized deferred taxes	-	3,233	-
Presumed profit income tax regime effect (ii)	338	(8,787)	(1,549)
Permanent adjustments	(13,453)	(4,687)	(12,226)
Other	2,951	8,517	3,939
Income taxes expense	(27,471)	(24,166)	(35,677)
Current	(24,238)	(27,399)	(35,677)
Deferred	(3,233)	3,233	-
Effective rate	4.10%	5.62%	8.33%

(i)	The Company adhered to PROUNI, established by Law 11,096/2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by this Law.
(ii)	Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of December 31, 2024, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,266,126 of tax-basis (December 31, 2023: R$1,211,909) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets over these amounts.

F-64

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

21	Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2022	25,490	22,928	99,869	148,287
Additions	2,300	7,911	63,698	73,909
Reversals	(5,306)	(6,175)	(14,861)	(26,342)
Balances as of December 31, 2022	22,484	24,664	148,706	195,854
Business combination	64	88	-	152
Additions	3,424	5,875	9,037	18,336
Reversals	(3,251)	(9,327)	(97,403)	(109,981)
Balances as of December 31, 2023	22,721	21,300	60,340	104,361
Business combination	721	481	6,044	7,246
Additions	22,744	10,006	26,119	58,869
Reversals	(14,731)	(6,647)	(35,577)	(56,955)
Balances as of December 31, 2024	31,455	25,140	56,926	113,521

The major labor proceedings to which the Company is a party were filed by former employees or outsourced service providers seeking enforcement of labor rights allegedly not provided by the Company. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

The tax claims to which the Company is party are mostly tax foreclosures filed by the Brazilian federal and municipal tax authorities.

There are other civil, labor and taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	2024	2023

Labor	38,097	32,683
Civil	50,667	51,319
Taxes	17,498	5,669
	106,262	89,671

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other non-current assets in the amount of R$16,938 as of December 31, 2024 (December 31, 2023: R$14,187).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

F-65

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$78,701 (December 31, 2023: R$81,855) is presented in non-current other assets.

22	Non-cash transactions

During the years ended December 31, 2024, 2023 and 2022, the Company carried out non-cash transactions which are not reflected in the statements of cash flows. The main non-cash transactions are as follows:

	2024	2023	2022

Additions and remeasurements of right-of-use assets and lease liabilities	117,897	77,715	100,873
Remeasurement of earn-out of Além da Medicina, CardioPapers and Glic	-	2,556	-
Additions (reversals) of provision for legal proceedings with corresponding indemnification asset, net	(3,154)	20,000	48,333
Additions to intangibles and goodwill through accounts payable to selling shareholders. See Note 4.1.	279,989	234,000	52,329

23	Subsequent event

Dividend distribution

On March 12, 2025, the Company’s Board of Directors approved the first dividend distribution in the amount of R$129.8 million, representing 20% of the Company’s consolidated net income for the year ended December 31, 2024 and a dividend per share of R$1.348923, payable in U.S. dollars on April 4, 2025, to the shareholders on record as of the close of business on March 26, 2025. The payment will be made at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2025.

*****

F-66